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August 8, 2006


VIA FACSIMILE (804.289.5760) & OVERNIGHT COURIER

Board of Directors
c/o Mr. Michael Dan
Chairman, President and Chief Executive Officer
The Brink's Company
1801 Bayberry Court
PO Box 18100
Richmond, Virginia 23226



Dear Members of the Board:

         Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, is the largest beneficial owner (according to public filings) of The Brink's Company, Inc. ("BCO" or the "Company"). We have been a long-term investor, and believe that the market price of BCO shares fails to reflect the value embedded in its two premier security businesses, the potential for margin recovery at Brink's, Inc., and the stable cash flows generated by Brink's Home Security. We are writing this letter to encourage the Board to take immediate steps to unlock long-term shareholder value by retaining an investment advisor to explore the sale of the Company.

         We credit the Board and its Chairman, Michael Dan, with the creation of significant shareholder value. The sale of BAX, the subsequent return of capital to shareholders, and a disciplined approach to the consideration of acquisition targets demonstrate a strong fiduciary commitment. Despite these actions and the operational excellence of BCO's management team, BCO shares have yet to be awarded a multiple that reflect the Company's value as a pure play security company with an attractive balance sheet and strong growth prospects. AT THIS TIME, WE BELIEVE SHAREHOLDER VALUE WILL BE MAXIMIZED BY A SALE OF THE COMPANY.

         Pirate Capital's investment professionals sit on multiple boards across various industries. We continue to be impressed by the current robust market for mergers and acquisitions and the appetite of private equity firms. Your Board's own experience with the sale of BAX is testament to the result that can be achieved in a competitive bidding process. We believe that a sale process for Brink's would draw substantial interest from well capitalized strategic parties who could help bolster BCO's market position and financial buyers who are willing to pay a meaningful premium for a high quality security business. We believe that an expected purchase price in the range of $68-72 per share, reflecting an enterprise value of approximately 8.5-9X our 2006 EBITDA estimate, could prove conservative. We encourage the Board to take immediate steps to maximize shareholder value through the sale of the Company and request a meeting with the Board to discuss our views on valuation.


                                        Sincerely,




                                              /s/ Thomas R. Hudson Jr.
                                              Thomas R. Hudson Jr.
                                              Managing Member
                                              Pirate Capital LLC


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